Exhibit 12

LACLEDE GAS COMPANY

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	Mar. 31,	September 30,
(Thousands of Dollars)	2011	2010	2009	2008	2007	2006

Income before interest
charges and income taxes	$89,574	$84,727	$77,395	$84,684	$80,134	$72,077
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,827	1,820	1,833	1,691	1,485	1,291
Total Earnings	$91,401	$86,547	$79,228	$86,375	$81,619	$73,368

Interest on long-term debt	$23,973	$24,583	$24,583	$19,851	$22,502	$22,329
Other interest	2,549	2,269	5,770	10,363	11,101	10,236
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,827	1,820	1,833	1,691	1,485	1,291
Total Fixed Charges	$28,349	$28,672	$32,186	$31,905	$35,088	$33,856

Ratio of Earnings to Fixed
Charges	3.22	3.02	2.46	2.71	2.33	2.17